Exhibit 12.1

PIEDMONT NATURAL GAS COMPANY, INC. AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

For Fiscal Years Ended October 31, 2006 through 2010

For Six Months Ended April 30, 2010 and 2011

(in thousands except ratio amounts)

	For Six Months Ended			For Fiscal Years Ended October 31,
	April 30, 2011	April 30, 2010	2010	2009	2008	2007	2006
Earnings:
Pre-tax income from continuing operations	$196,009	$189,835	$153,687	$169,502	$148,750	$123,547	$122,525
Distributed income of equity investees	22,146	28,134	47,094	23,986	34,158	28,228	57,410
Fixed charges	28,333	26,602	55,567	51,156	65,241	63,350	58,445

Total Adjusted Earnings	$246,488	$244,571	$256,348	$244,644	$248,149	$215,125	$238,380

Fixed Charges:
Interest	$27,187	$25,388	$53,226	$48,433	$62,763	$60,530	$55,959
Amortization of debt expense	468	326	647	789	773	746	561
One-third of rental expense	678	888	1,694	1,934	1,705	2,074	1,925

Total Fixed Charges	$28,333	$26,602	$55,567	$51,156	$65,241	$63,350	$58,445

Ratio of Earnings to Fixed Charges	8.70	9.19	4.61	4.78	3.80	3.40	4.08